

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2025

Ron Bain
Chief Financial Officer
VAALCO Energy, Inc.
2500 CityWest Blvd., Suite 400
Houston, Texas 77042

> **Re: VAALCO Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed March 17, 2025**
> **File No. 001-32167**

Dear Ron Bain:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business
Reserve Information
Proved Undeveloped Reserves, page 18

1. We note the line item figure for extensions and discoveries shown in your reconciliation of the changes in proved undeveloped reserves is a negative value. However, the change due to extensions and discoveries should be a positive value as it is intended to represent additions to proved reserves, consistent with the description of extensions and discoveries in FASB ASC 932-235-50-5(d). This also applies to the corresponding line item in the reconciliation of changes in proved reserves for 2024 under the section "Estimated Quantities of Proved Reserves" in the Supplemental Information on Crude Oil, Natural Gas and NGLs Producing Activities.

   Please revise your reconciliation and explanation of changes as appropriate; include the revisions that you propose along with your response.

2.   Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 of our Compliance and Disclosure Interpretations (C&DIs) of the Oil and Gas Rules, regarding undrilled locations, and expand your disclosure to clarify, if true, that all of the proved undeveloped reserves as of December 31, 2024 are part of a development plan adopted by management indicating your undeveloped reserves are scheduled to be drilled within five years of initial disclosure.

     However, if there are material volumes of proved undeveloped reserves disclosed as of December 31, 2024 which will not be converted to proved developed status within five years of initial disclosure as proved reserves, also explain the reasons for the delay to comply with Item 1203(d) of Regulation S-K. Please ensure that your circumstances would appropriately justify a time period that is longer than five years, if applicable, considering the guidance in the answer to Question 131.03 of our Compliance and Disclosure Interpretations (C&DIs) regarding the Oil and Gas Rules.

     You may view the C&DIs at the following website address: https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-interpretations/oil-gas-rules

Controls Over Reserve Estimates, page 18

3.   We note you disclose material additions to your proved reserves for the year ended December 31, 2024. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Supplemental Information on Crude Oil, Natural Gas and NGLs Producing Activities (Unaudited)
Estimated Quantities of Proved Reserves, page F-49

4.   Please expand your discussion of the changes that occurred to identify the relevant acquisitions associated with the purchases of reserves in each year where the change is significant to comply with FASB ASC 932-235-50-5(c).

5.   We note the line item figure for extensions and discoveries shown in the reconciliation for the year ended December 31, 2024 appears inconsistent with and less than the line item figure shown in the reconciliation of the changes in proved undeveloped reserves presented on page 18. Please revise your disclosures as necessary to address this apparent inconsistency.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-54

6.   If you will need to revise the estimated net quantities attributed to extensions and discoveries in the reconciliation of the changes in total proved reserves, you will also need to incorporate a corresponding revision to the changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2024.

Please submit the revisions that you propose to address these concerns.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Hodgin at 202-551-3699 if you have questions regarding the engineering comments. Please contact Karl Hiller, Branch Chief, at 202-551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation